[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 24, 2018

James E. O’Connor

Tony Burak

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Center Coast Brookfield MLP & Energy Infrastructure Fund
Post-Effective Amendment No. 4 to Registration Statement on Form N-2
(File Nos. 333-210697 and 811-22843)

Dear Mr. O’Connor:

Thank you for your comments received April 2, 2018 regarding Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File Nos. 333-210697 and 811-22843) filed by Center Coast Brookfield MLP & Energy Infrastructure Fund (formerly, Center Coast MLP & Infrastructure Fund) (the “Fund”) on February 16, 2017. On behalf of the Fund, we have articulated your comments to the best of our understanding and provided responses to your comments below. Changes will be reflected in Post-Effective Amendment No. 5 to the Registration Statement (the “Amendment”), which the Fund intends to file on or about the date hereof and will be marked to show changes.

General Comments

Comment 1                               Has the Fund applied for no-action relief under Section 486(b)?

Response                                            The Fund has not yet applied for such no-action relief, but may do so in the future.

Prospectus Summary

Comment 2                               Under “Investment Objective,” in the discussion of the nature of distributions, we suggest that the disclosure should better clarify the difference between a return of the investor’s paid-in capital and a “tax return of capital” that is the result of a book/tax timing difference creating a deferred tax liability. For example clarify that it is characterized as a return of capital for tax purposes, although it is paid from GAAP earnings and profits.

Response                                            The Fund expects to pay distributions out of the distributions received from the Fund’s MLP investments. The Fund believes that as a result of the tax characterization of cash distributions made by MLPs to their investors (such as the Fund), a portion of the MLP distributions received by the Fund will be characterized as return of capital for U.S. federal income tax purposes. MLPs historically have made cash distributions to investors that exceed the amount of taxable income allocable to investors, due to a variety of factors, including significant non-cash deductions, such as depreciation and depletion. If the cash distributions by an MLP exceed the taxable income reported in a particular tax year, the excess cash distributions would not be taxed as income to the investor in that tax year but rather would be treated as a return of capital for U.S. federal income tax purposes. Similarly, the Fund expects to distribute cash in excess of its earnings and profits to shareholders which may be treated as a return of capital for U.S. federal income tax purposes.  The character of distributions for U.S. GAAP purposes, which can often differ from the tax character, is based on estimates of the sources of those distributions (which can be from a combination of income and/or a return of capital) made at the time such distributions are received, which in turn are based upon a historical review of information available from each MLP and other industry sources. The Fund’s accounting characterization of the estimates may subsequently be revised based on information received from MLPs after their tax reporting periods conclude. However, the Fund generally expects that a significant portion of distributions will be characterized for U.S. GAAP purposes as a return of capital. Therefore, the Fund cannot draw a clear distinction between tax return of capital and GAAP return of capital.   However, the Fund has reviewed and revised disclosure throughout the prospectus to clarify that the Fund expects to make distributions that, while expected to be characterized as return of capital for U.S. federal income tax purposes, are paid out of distributions the Fund receives from its portfolio investments, and to distinguish such distributions from distributions made by the Fund in excess of the Fund’s cash flow received, which constitute a return of a portion of investors’ paid-in capital for GAAP purposes.

Comment 3                               Under “Investment Rationale,” revise disclosure to clarify the nature of the Fund’s return of capital distributions.

Response                                            The Fund has revised disclosure throughout the prospectus to clarify the nature of the return of capital distributions expected to be paid by the Fund.

Comment 4                               Under “Principal Investment Policies” state that the Fund may invest in debt securities of any grade or disclose the lowest grade in which the Fund may invest.

Response                                            The Fund has added the requested disclosure to the body of the Prospectus under the heading “The Fund’s Investments—Debt Securities.”

Comment 5                               Under “Investment Process” the term midstream is not defined until page 6.  Such technical terms should be defined when they are first used.

Response                                            The Fund has revised the disclosure as requested.

Comment 6                               Under “Other Investment Practices—Loans of Portfolio Securities,” we note that the staff has taken the position that a fund should not have on loan at any one time more than 1/3 of its total assets (Salomon Brothers (May 4, 1975) and The Brinson Funds (November 25, 1997).  Is it your understanding that the 1/3 limit referred to herein is included in the 1/3 limit described section 18(a)(1)(A)?

Response                                            The Fund does not currently engage in loans of portfolio securities.  The Fund confirms that if the Fund were to engage in loans of portfolio securities, it would do so in accordance with applicable interpretive guidance of the Staff of the SEC, including, among other things (i) having on loan at any time securities representing no more than one-third of the Fund’s total value, (ii) receiving at least 100 percent collateral in exchange for loaned securities, (iii) daily mark to market, and (iv) the ability to terminate the loan at any time and recall the loaned securities within the ordinary settlement cycle.

Comment 7                               Under “Taxation” consider revising disclosure to clarify the nature of the Fund’s return of capital distributions.

Response                                            The Fund has revised disclosure throughout the prospectus to clarify the nature of the return of capital distributions expected to be paid by the Fund.

Comment 8                               Under “Distributions” we suggest that the difference between a tax return of capital and a return of paid-in capital — terms that involve very technical concepts — needs more clarification.

Response                                            The Fund has revised disclosure throughout the prospectus to clarify the nature of the return of capital distributions expected to be paid by the Fund.

Comment 9                               Under “Deferred Tax Risks of MLP Investments,” we suggest that it may be helpful to investors that the two concepts — lower depreciation rates and higher turnover rates — were explained in separate sentences.

Response                                            The Fund has revised the disclosure as requested.

Comment 10                        Under “Deferred Tax Risks of MLP Investments,” consider revising disclosure to clarify the nature of the Fund’s return of capital distributions.

Response                                            The Fund has revised disclosure throughout the prospectus to clarify the nature of the return of capital distributions expected to be paid by the Fund.

Comment 11                        Under “Non-Diversification Risk” replace “concentrate its investments” with “invest.”

Response                                            The Fund has revised the disclosure as requested.

Comment 12                        Under “Concentration Risk” replace “focus” with “concentrate.”

Response                                            The Fund has revised the disclosure as requested.

Comment 13                        Under “Derivatives Risk,” will the fund invest in derivatives, particularly commodity derivatives, as part of its principal strategy?   Please identify specifically all of the derivatives in which the Fund intends to invest as part of its principal investment strategies and describe the risks of each.  The staff has provided a number of observations concerning derivatives disclosure by investment companies in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  Specifically, please revise the Fund’s risk disclosure in conformity with the following guidance in the letter: “[T]he disclosure concerning the principal risks of the fund should similarly be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.”

Response                                            The Fund has reviewed the derivatives disclosure and confirms that the Registration Statement reflects those derivatives that the Fund actually intends to use as part of its principal investment strategy, the specific purposes for which such derivatives will be used and the particular risk factors that describe the risks created by its investments in such derivatives.

Comment 14                        Under “Short Sales Risk,” it appears that short sales may be a principal investment strategy of the Fund.  If so, please confirm that the “Other Expenses” line item of the fee table includes an estimate for any dividends, interest, or premiums and/or expenses that would be paid for shares sold short.  Alternatively, you may add a subcategory line item under “Other Expenses” to disclose specifically the expenses of selling short, particularly if they represent a material percentage of “Other” expenses.  A footnote appended to the line item should explain why the fund pays these expenses.

Response                                            While the Fund may utilize in short sales, under current market conditions the Fund does not presently engage in short sales.  For the fiscal year ended November 30, 2017, the Fund did not incur any short sale expenses.  The Fund confirms that in the future if the Fund incurs short sale expenses, the “Other Expenses” line item of the fee table includes an estimate for any dividends, interest, or premiums and/or expenses that would be paid for shares sold short.

Comment 15                        Under “Legislation and Regulation Risk,” we suggest that this disclosure be updated.

Response                                            The Fund has revised the disclosure as requested.

Summary of Fund Expenses

Comment 16                        We believe that, given their importance to investors, the fee table and example should be located further forward in the Prospectus.

Response                                            The Fund respectfully submits that market practice for closed-end fund prospectuses is for the fee table and example to be located immediately after the Prospectus Summary, and as a result, moving the fee table and example may make them harder for investors to find.  The Fund also notes that in any offering under the Registration Statement, the Prospectus will be accompanied by a Prospectus Supplement relating to that offering, which will include a fee table giving effect to the anticipated proceeds of that offering and an example including sales load and estimated offering costs of that offering.  Thus, in any offering, investors will receive the most relevant fee table and example in a Prospectus Supplement that precedes the entire Prospectus.

Comment 17                        Please inform us why the Fund has not accrued a deferred income tax expense?  As a “C” corporation investing in MLPs using accelerated depreciation methods, the Fund will accrue a deferred tax liability balance for its future tax liability associated with the capital appreciation of its investments and the Fund’s share of MLP deductions that are subject to potential recapture and for any net operating gains.  Is it that the Fund has accrued offsetting deferred income tax assets, resulting, for example, from the accrual of losses that do not yet meet the criteria for a tax deduction - that exceed the amount of its deferred income tax liabilities?

Response                                            The annual expense table includes an estimate of deferred income tax expenses/(benefits). An estimate of deferred income tax expense/(benefit) is dependent upon the Fund’s net investment gains/losses and realized and unrealized gains/losses on investments and such expenses may vary greatly from year to year depending on the nature of the Fund’s investments, the performance of those investments and general market conditions.  The Fund will accrue a deferred income tax liability balance for its future tax liability associated with the capital appreciation of its investments and the distributions received by the Fund on equity securities of MLPs considered to be return of capital. Any deferred tax liability balance will reduce the Fund’s net asset value (“NAV”). The Fund will accrue a deferred tax asset balance, which reflects an estimate of the Fund’s future tax benefit associated with realized and unrealized net operating losses and capital losses. To the extent the Fund has a deferred tax asset balance, the Fund will assess whether a valuation allowance, which would offset some or all of the value of the Fund’s deferred tax asset balance, is required. Any deferred tax asset balance, net of any valuation allowance, will increase the Fund’s NAV. Pursuant to prior guidance received from the Staff of the SEC, when the Fund accrues a deferred income tax liability balance for a given year, that amount is shown as an expense in the expense table and when the Fund accrues a deferred tax asset balance, no expense is shown in the expense table.  For the fiscal year ended November 30, 2017, although taking a full valuation allowance of the net deferred tax asset, the Fund had Net Realized and Unrealized Loss on Investments of $7,882,356.  As a result, the Fund accrued a deferred tax asset balance and showed an expense of 0.00% in the expense table.

Comment 18                        In Footnote 3, we suggest that the complete definition of the term “Managed Assets” be used.

Response                                            The Fund has revised the disclosure as requested.

Market and Net Asset Value Information

Comment 19                        We believe that it may be helpful to investors if you clarify, by means of a footnote, that the premium/discount is calculated as the respective high or low closing sales price divided by the quarter-end NAV and subtracting 1.

Response                                            The Fund has revised the headings of the columns in the chart to clarify the nature of the premium/discount calculations.

Investment Process

Comment 20                        Please define the term “core” by means of a percentage of assets.

Response                                            The Fund respectfully submits that “core” as used in the discussion of the Adviser’s investment process does not refer any particular percentage of the Fund’s assets, but instead refers to the manner in which the Adviser analyzes the market and assembles a portfolio consisting of issuers that meet the key criteria utilized by the Adviser, (i) traditional fee-based businesses, (ii) high barriers to entry, (iii) low direct commodity price exposure and (iv) low demand elasticity or the potential for demand destruction.

Short Sales

Comment 21                        Please disclose where appropriate how the fund will avoid the creation of a senior security with respect to its short sales.

Response                                            As noted above, while the Fund may engage in short sales, the Fund does not currently engage in short sales.  To the extent the Fund engages in short sales, it will do so in accordance with applicable interpretive guidance from the Staff of the SEC.  To the extent that the Fund segregates or earmarks liquid assets having a daily marked to market value at least equal to the amount of its potential obligations or otherwise “covers” the transaction with an economically offsetting position in accordance with applicable interpretive guidance from the Staff of the SEC, the short sale will not be deemed to constitute a senior security.

Derivative Transactions

Comment 22                        Please disclose any limit on the Fund’s ability to use derivatives or that there is no limit.

Response                                            The Fund has added the requested disclosure.

Comment 23                        We note that Rule 35d-1 under the Investment Company Act permits “synthetic instruments,” such as derivatives to be counted in the 80% test, but please inform us how will the Fund value its derivatives for this purpose?  Will the Fund use the notional amount to value its derivatives in testing under Rule 35d-1?  If so, please explain to us why the marked-to-market value or value-at-risk will not be used for this purpose.  In this regard, we note that the Fund may use short selling to reduce its economic exposure.  If short selling or any other techniques are used to reduce the risk of the Fund’s long positions, will the short position be netted in determining the amount to be included in the 80% test?  It appears that, for purposes of avoiding senior security treatment through Investment Company Act Release 10666 (April 18, 1979), the Fund may limit its derivative exposure to the cash-settled amount with respect to derivatives that cash settle.  Please explain to us whether the Fund’s derivatives will be valued consistently for purposes of Rule 35d-1 and Release 10666?  If not, why not?

Response                                            For purposes of calculating the Fund’s 80% test, the Fund will include the daily market value of any synthetic investment as determined in accordance with the Fund’s valuation procedures. The notional value will not be included for purposes of calculating the Fund’s 80% test to the extent that it exceeds the market value.  The Fund will segregate or earmark liquid assets or otherwise “cover” its derivative transactions with economically offsetting positions in accordance with applicable interpretive guidance from the Staff of the SEC.

Comment 24                        Please provide, where appropriate, specific disclosure making clear how the Fund will cover, consistent with the principles of Investment Company Act Release 10666 (April 18, 1979), the Fund’s economic exposure created by its investments in derivatives.

Response                                            The Fund notes that under “Derivatives Risk” the Fund discloses that:

“Certain derivatives transactions may be considered senior securities for the purposes of the 1940 Act unless the Fund segregates liquid assets or otherwise covers its obligations. To the extent the Fund segregates liquid assets or covers such obligations by entering into offsetting transactions or owning positions covering its obligations, the instrument will not be considered a senior security for the purposes of the 1940 Act. The Fund may cover such transactions using other methods currently or in the future permitted under the 1940 Act, the rules and regulations thereunder or orders issued by the SEC thereunder and interpretations and guidance provided by the SEC staff. These segregation and coverage requirements could result in the Fund maintaining securities positions that it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restricting portfolio management. Such segregation and coverage requirements will not limit or offset losses on related positions.”

The Fund has added this disclosure under “Derivatives Transactions” as well. The Fund also notes that additional information regarding the segregation requirements for certain types of derivatives transactions is set forth in the SAI.

When Issued, Delayed Delivery Securities and Forward Commitments

Comment 25                        Please inform the staff whether the Fund will count forward commitments for purposes of compliance with the “names rule” of Rule 35d-1.

Response                                            While the Fund may enter into forward commitment transactions, under current market conditions the Fund does not currently engage in such transactions.  To the extent that the Fund entered into a forward commitment transaction to purchase a security that fall within the Fund’s 80% policy, the Fund would include the daily market value of such investment for purposes of the Fund’s 80% policy.

Deferred Tax Expense/Benefit

Comment 26                        Please disclose whether the Fund is in a net deferred tax asset or liability position.

Response                                            The Fund respectfully submits that the table included in this section provides the requested information.

Accounting Comments

Comment 27                        In the expense table, footnote 4 refers to an interest rate on borrowings of 1.95% as of November 30, 2017, whereas the Fund’s shareholder report shows an interest rate of 2.32% as of November 30, 2017. Please reconcile this difference.

Response                                            The reference in footnote 4 to the Fund’s interest rate on borrowings of 1.95% reflects the Fund’s weighted average borrowing cost for the fiscal year ended November 30, 2017. In comparison, 2.32% simply reflects the Fund’s interest rate on borrowings through its credit facility on November 30, 2017. Footnote 4 has been revised to clarify the nature of the 1.95% figure shown.

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Should you have any additional comments or concerns, please do not hesitate to contact Thomas Peeney at (212) 549-8367 or the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy